Marek STUBLEY

Lawyer (attorney-at-law) A3K spol. s r.o.

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Education

Grammar School
Prerov, CZ

Chales Univesity, Prague, CZ
Faculty of Law

Key skills

Project management
M&A
Complicated cases
Multijurisdictional litigations

Objective

Res ipsa loquitur

Experience

2002 – 2005
Junior Lawyer • Law firm SACHTA, ZMESKAL, PART

2005 - 2007
Attorney-at-Law • SACHTA & PARTNERS

2007 - 2014
Attorney-at-Law • Partner • SACHTA & PARTNERS

2015 -
Attorney-at-Law • Partner • A3K spol. s .r.o.

Professional approach

We provide comprehensive legal consultation, especially in the areas of criminal, commercial and civil law.

We evaluate and search for evidence and plan the strategy.

You can rely on our expert services. We are loyal, discreet and flexible. We respect the law and your legitimate interests. You can rely on us and our services.

We reject any attempts to break down attorney-client privilege by the state. We pay attention to the tax and accounting aspects of every case.

References

[Available upon request.]